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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*
____________________

Century Realty Trust
(Name of Issuer)

Shares of Beneficial Interest, No Par Value
(Title of Class of Securities)

156671109
(CUSIP Number)

Philip V. Oppenheimer, 119 West 57th Street, New York, NY 10019
(212) 489-7527
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2004
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 156671109


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

		P. Oppenheimer Investment Partnership, LP (IRS No. 13-3450444)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) [X]
		(b) [  ]

3.	SEC Use Only ........................................................

4.	Source of Funds (See Instructions)    WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization           Delaware

Number of Shares Beneficially
Owned by Each Reporting
Person With:

 	7.	Sole Voting Power         125,029
 	_____________________________________________________________________
 	8.	Shared Voting Power        -0-
 	_____________________________________________________________________
 	9.	Sole Dispositive Power    125,029
 	_____________________________________________________________________
 	10.	Shared Dispositive Power   -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        125,029

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) ..........

13.     Percent of Class Represented by Amount in Row (11)      7.0%

14.     Type of Reporting Person (See Instructions)      PN


CUSIP No. 156671109


1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

		Oppenheimer-Close International, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [X]
		(b) [  ]

3.	SEC Use Only .......................................................
	....................................................................

4.	Source of Funds (See Instructions)      WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization       Bermuda

Number of Shares Beneficially
Owned by Each Reporting
Person With:

 	7.	Sole Voting Power          9,000
 	_____________________________________________________________________
 	8.	Shared Voting Power          -0-
 	_____________________________________________________________________
 	9.	Sole Dispositive Power     9,000
 	_____________________________________________________________________
 	10.	Shared Dispositive Power     -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

        9,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions) ..........

13.	Percent of Class Represented by Amount in Row (11)    0.5%

14.	Type of Reporting Person (See Instructions)    OO





Item 1.	Security and Issuer

This statement relates to the Shares of Beneficial Interest, no par value, of Century Realty Trust (the "Issuer"). The Issuer's principal executive offices are located at 823 Chamber of Commerce Building, Indianapolis, IN 46204.

Item 2.	Identity and Background

(a), (b), (c) and (f). This Statement is being filed by P. Oppenheimer Investment Partnership L.P., a Delaware limited partnership (the "Partnership"), and Oppenheimer-Close International, Ltd., a Bermuda limited liability mutual fund company ("International"). Although the Partnership and International are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they along are sometimes referred to collectively as the "Oppenheimer Group".

Oppvest, LLC, a Delaware limited liability company ("Oppvest"), is the general partner of the Partnership, a Delaware limited partnership, and the investment manager of International, a Bermuda limited liability mutual fund company. Philip V. Oppenheimer ("Mr. Oppenheimer") and Michael W. Malafronte ("Mr. Malafronte") are the managing members of Oppvest. Mr. Oppenheimer is the Chairman of International. Mr. Oppenheimer and Mr. Malafronte are both citizens of the United States.

The business address of Oppvest, Mr. Oppenheimer, Mr. Malafronte and the Oppenheimer Group is 119 West 57th Street, Suite 1515, New York, NY 10019.

(d) and (e). During the last five years, neither Oppvest or the entities comprising the Oppenheimer Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration

The total consideration paid for the Shares was $1,596,072.07 including commissions, and all consideration was paid for from the working capital of each member of the Oppenheimer Group. No part of any purchase price was represented by borrowed funds. Each entity maintains a separate investment fund consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities.

Item 4.	Purpose of Transaction

Each member of the Oppenheimer Group acquired the Shares for their own account and for investment purposes. Depending on market conditions and other factors that they may deem material, the members of the group may purchase additional Shares or may dispose of all or a portion of the Shares they now own or may hereafter acquire. At the present time, the Oppenheimer Group does not have any plan or intention that any such purchases or sales will be made for the effect of changing or influencing the control of the Issuer.

In accordance with the procedure set forth in the Issuers' Proxy Statement, dated April 4, 2004, the Oppenheimer Group intends to recommend candidates to serve as Trustees on the Issuer's Board of Trustees.

Except as set forth above, no member of the Oppenheimer Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

       (a) As of the close of business on the date hereof, the Oppenheimer Group beneficially owned a total of 134,029 Shares after giving effect to the transactions set forth below. Mr. Oppenheimer and Mr. Malafronte, by virtue of their status as managing members of Oppvest, may be deemed to have indirect beneficial ownership of the Shares owned by the individuals or entities forming a part of the Oppenheimer Group.

However, Mr. Oppenheimer and Mr. Malafronte, as stated below, disclaim beneficial ownership of such Shares. The Shares owned by the reporting persons represent approximately 7.5% of the outstanding Shares of Beneficial Interest of the Issuer, based on the 1,787,402 Shares reported as outstanding in the Issuer's Form 10-Q filed on August 16, 2004.

Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Oppenheimer and Mr. Malafronte disclaim beneficial ownership of any Shares owned by the Oppenheimer Group, by virtue of their status as managing members of Oppvest, the general partner of the Partnership and Investment Manager of International, and disclaim membership in the Oppenheimer Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

       (b) Mr. Oppenheimer and Mr. Malafronte, by virtue of their status as the managing members of Oppvest, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the entities comprising the Oppenheimer Group.

       (c) The Oppenheimer Group has made purchases in the past sixty days as follows:

     Name             Date          Number of Shares       Price per Share

Partnership     October 12, 2004         40,500                $ 12.60

International   October 12, 2004          3,500                $ 12.60

All purchases in the past sixty days were effected in open market transactions.

	(d)	The entities comprising the Oppenheimer Group, as owners of
an aggregate of 134,029 Shares (representing 7.5% of the outstanding Shares), have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares, but only from such Shares.

	(e)	Not Applicable


Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable


Item 7.	Material to be filed as Exhibits

         Not Applicable



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2004

P. OPPENHEIMER INVESTMENT PARTNERSHIP, LP

By:     Oppvest, LLC, General Partner

By:     Philip V. Oppenheimer
        -------------------------
        Managing Member


By:     /s/  Beth N. Lowson
        -------------------------

        Beth N. Lowson
        The Nelson Law Firm, LLC
        75 South Broadway, 4th Floor
        White Plains, NY  10601
        Attorney In Fact

OPPENHEIMER-CLOSE INTERNATIONAL, LTD.

By:	Philip V. Oppenheimer
        -------------------------
        Philip V. Oppenheimer
        Chairman


By:     /s/  Beth N. Lowson
        -------------------------

        Beth N. Lowson
        The Nelson Law Firm, LLC
        75 South Broadway, 4th Floor
        White Plains, NY 10601
        Attorney In Fact




			POWER OF ATTORNEY


The undersigned does hereby constitute and appoint Stephen J. Nelson, Kira L. Polner and Beth N. Lowson, each of The Nelson Law Firm, LLC, 75 South Broadway, 4th Floor, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.
The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20th day of October 2004.



				/s/ Philip V. Oppenheimer
				--------------------------

 				Philip V. Oppenheimer